

03057678

U.S. SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

Amendment 2



REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

MERCER CAPITAL, INC.

Common Stock

24-10041

Type of securities being offered:		**Common Stock**	
Maximum number of securities offered:			**3,020,000**
Minimum number of securities offered:			**500,000**
Price per security:			**$0.50**
Total proceeds: If maximum sold:	**$1,510,000**	**If minimum sold:**	**$250,000**
Is a commissioned sales agent selling the securities offered?		**NO**	
What percentage is commission of price to public?		**N/A**	
Is there other compensation to the selling agent?		**NO**	
Is there a finder's fee or similar payment to any person?		**No (See Question No. 22)**	
Is there an escrow of proceeds until minimum is obtained?		**No (See Question No. 26)**	
Is this offering limited to members of a special group, such as employees of the Company or individuals?		**No (See Question No. 25)**	
Is the transfer of securities restricted?		**No (See Question No. 25)**	

The Date of this Offering Circular is May 6, 2003.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A UNDER THE SECURITIES ACT OF 1933.

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE QUESTION NUMBER TWO (2) FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company: | X | Is in the development stage.

| X | Is currently conducting operations.

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TABLE OF CONTENTS

Exhibits

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THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY ON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS DISCLOSURE DOCUMENT.

THE COMPANY

1.		
1.	Exact Corporate Name:	Mercer Capital, Inc.
	State of Incorporation:	State of Delaware
	Date of Incorporation:	12/20/99
	Principal Office:	Bank Of America Financial Center 121 S.W. Morrison St., Ste. 825 Portland, Oregon 97068
	Company Telephone Number:	(503) 241-1148
	Fiscal Year:	December 31
	Person to Contact at Company with respect to Offering:	Robert L. Flickinger II
	Telephone Number (if different from above):	

RISK FACTORS

2. *List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

1. Limited Operating History. We were organized on December 20, 1999; activities to date have been limited primarily to organization, initial capitalization, finding an appropriate operating facility in Portland, Oregon, and commencing with initial operational plans. As a result of our limited operating history, we have generated limited revenues. We have limited meaningful historical financial data upon which to base planned operating expenses; thus, our expense levels are based in part on our expectations of future revenues. We cannot assure you that we will be able to accurately predict our revenues, particularly in light of our limited operating history.

Prospective investors should be aware of the difficulties encountered by such new enterprises, as we face all of the risks inherent in any new business expansion and especially with a developmental stage company. These risks include, but are not limited to, competition, the limited operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. Our likelihood of success must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which we will be operating.

2. Need for Additional Capital. We anticipate that the proceeds from the sale of all of the Common Stock being sold in this offering will be sufficient to provide for our capital expansion needs for the next twelve (12) months. If less than all of the Common Stock are sold or if the capital expansion needs are greater than expected, we will be required to seek other sources of financing. No guarantees can be given that we will sell any of the Common Stock offered or that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management.

The above outlined capital problems could significantly affect the value of any Common Stock that are sold to the public and could result in the loss of an investor's entire investment. We believe that this need for additional funds will be derived somewhat from internal revenues and earnings. However, the majority of funds may be received from this and future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

3. Competition. We may not be able to compete with others with greater resources.

Commodity futures trading is highly competitive. We compete with others who may have:

a) greater experience;
b) more extensive information about developments affecting the futures markets;
c) more sophisticated means of analyzing and interpreting the futures markets; and
d) greater financial resources.

Those with greater experience and financial resources have a better chance at trading profitably. For instance, we do not maintain a warehouse to take delivery of commodities and do not have a large capital base to allow us to hold positions through bad times.

New futures and options contracts and markets may affect liquidity and pricing of current commodity markets.

Recently the U.S. adopted an overhaul of the current system of trading futures. Under the Commodity Futures Modernization Act, new types of exchanges may be created and different types of transactions are excluded from oversight by the Commodity Futures Trading Commission. In addition, single stock and narrow based index-futures and options, under joint CFTC and Securities and Exchange Commission oversight and regulation, are scheduled to begin trading in the near future. Because of the newness of the Act and these contracts, there are uncertainties regarding the impact the Act will have on volume and volatility for current futures contracts or these new ones. Depending on how these markets develop, we may have reduced profit, if any, and greater volatility on transactions.

4. Possible Inability to Find Suitable Employees. We currently rely heavily upon the services and expertise of Robert L. Flicker II President Secretary and Treasurer) and Kevin E. Chambers (Executive Vice President and Director). If either of these executives leaves our company, the relationships that they have with our clients could be lost, and we would need to find people that could develop new relationships. The loss of the services of either of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not entered into long-term employment agreements with any of our key personnel and currently have no "Key Man" life insurance policies. Our future success may also depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. No assurances can be given that we will be able to find suitable employees that can support our above needs or that these employees can be hired on terms favorable to us. The failure to attract and retain the necessary technical, managerial, marketing and customer service personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

5. Lack of Cash Dividends. We have not paid any cash dividends on the Common Stock to date, and there can be no guarantee that we will be able to pay cash dividends on the Common Stock in the foreseeable future. Initial earnings that we may realize, if any, will be retained to finance our growth. Any future dividends, of which there can be no guarantee, will be directly dependent upon our earnings, our financial requirements and other factors that are not determined.

6. Government Regulation. Our business is subject to extensive regulation in the United States, at both the Federal and state level. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets and not with protecting the interests of the Company's shareholders. In addition, self-regulatory organizations and other regulatory bodies in the United States, such as the Commodity Futures Trading omission (the "CFTC"), require strict compliance with their rules and regulations. Failure to comply with any of these laws, rules or regulations, some of which are subject to the uncertainties of interpretation, could result in a variety of adverse consequences including civil penalties, fines, suspension or expulsion, which could have a material adverse effect upon us. The laws and regulations, as well as governmental policies and accounting principles, governing the financial services and banking industries have changed significantly over recent years and are expected to continue to do so. During the last several years Congress has considered numerous proposals that would significantly alter the structure and regulation of such industries. We cannot predict which changes in laws or regulations, or in governmental policies and accounting principles, will be adopted, but such changes, if adopted, could materially and adversely affect our business and operations.

7. Net Capital Requirements; Holding Company Structure. The CFTC, the NYSE and various other securities and commodities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements that affect us. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Compliance with the net capital requirements by us could limit operations that require intensive use of capital, such as underwriting or trading activities. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects.

8. Arbitrary Offering Price. The offering price of the Common Stock was determined by us and does not bear any direct relationship to the value of our physical assets, our book value, or any other generally accepted criteria of valuation. The price and other terms were based on a number of factors including, without limitation, the estimates of our business potential and earnings prospects and the consideration of such potential earnings in relation to market valuations of comparable companies. The offering price is not necessarily an indication of the actual value of such securities at the time of this offering.

9. Shares Subject to Rule 144. Founder shares and purchasers shares of this offering will be subject to Rule 144. These restricted securities may not be sold publicly unless they are:

(1) Registered under the Securities Act;
(2) Sold in accordance with Rule 144; or
(3) Another exemption from registration.

In general, under Rule 144 as currently in effect, beginning approximately 90 days after the effective date of the registration statement of which this prospectus is a part, a share-holder, including an affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least 1 year from the later of the date such securities were acquired from us or (if applicable) the date they were acquired from an affiliate is entitled to sell, within any 3 month period, a number of such Common Stock Shares that does not exceed the greater of 1% of the then outstanding Common Stock Shares or the average weekly trading volume in the Common Stock Shares during the 4 calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least 2 years has elapsed between the later of the date restricted securities were acquired from us or (if applicable) the date they were acquired from an affiliate of ours, a stockholder who is not an affiliate of ours at the time of sale and has not been an affiliate of the for at least 3 months prior to the sale entitled to sell the Common Stock immediately without compliance with the foregoing requirements under Rule 144.

10. Lack of an Underwriter. We will offer our Common Stock through our officers and directors. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any Common Stock. In addition, the officers and directors of the Company collectively have limited experience in the offer and sale of securities. Consequently, there is no guarantee that the Company is capable of selling all, or any, of the Common Stock offered.

11. Public Will Bear Substantial Risk of Loss. Our capital required by to expand and develop further operations is being sought entirely from the proceeds of this Offering. Therefore, investors hereunder will bear most of the risk of our expanded operations until such time as we achieve profitable operations, if ever. Further, if management is successful in attaining its goals for utilization of this Offering, we may need additional capital, of which there is no guarantee such may be obtained under terms and conditions acceptable to us.

12. Officer and Director Control. Under the terms of our Articles of Incorporation filed with the Secretary of State of Delaware with respect to the rights, preferences and limitations of the Common Stock, each common shareholder is entitled to vote on any matters presented to our stockholders. Although the maximum number of Common Stock offered hereunder may be sold, of which there is no assurance, our present officers and directors will own approximately 93.75% of the issued and outstanding Common Stock given a Minimum Offering. In the event that the maximum number of Common Stock offered hereby is sold, the officers and directors in this offering will own approximately 71.29% of our Common Stock, which are presently the only class of common voting securities authorized by our Articles of Incorporation. As a result, purchasers of the Common Stock will have only a limited voice in our management, which is likely to be controlled by our present officers and directors. As a result, our current management will retain voting control.

13. Commodity futures trading is volatile. Commodity futures, forward, and options trading are highly volatile. For example:

a) price movements are influenced by such unpredictable variables as: changes in supply and demand; weather; agricultural, trade, fiscal, monetary and exchange control programs and policies of governments; national and international political and economic events; and changes in interest rates, governments, exchanges, and other market authorities intervention to influence prices;

b) even if the analysis of the fundamental conditions by a commodity trading advisor is correct, prices still may not react as predicted;

c) it is possible for most of our open positions to be unprofitable at the same time;

d) price changes may reach a limit upon which trading rules require a suspension of trading for a specified period of time. It is possible for these limits to be reached in the same direction for successive days. This may prevent us from exiting a position, and when the market re-opens, we could suffer a substantial loss on the position; and

e) losses are not limited to the margin allocated to hold the position and may exceed the total equity in our account.

Any of these factors, alone or in combination with one another, may cause a high degree of price variability. Occasional rapid or substantial price changes may cause you to lose all or most of your investment

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(A) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

We are a full service discount and commodity brokerage company that was incorporated on December 20, 1999. We have a well-diversified client base in both the United States and Canada. Our clients vary from the novice investor to the sophisticated investor. We are positioned to offer our clients the ability to diversify their portfolio, something now more than ever our clients appreciate. We are required to be regulated within the rules and regulations of the United States Commodity Futures Trading Commission.

We provide portfolio management services and outright execution of orders on futures and options on futures on commodities on a full service and discount basis. With the introduction of single stock futures, we will soon be able to offer this product to our clients as one more avenue for the investor to diversify his/her/its current stock portfolio. For the client who wishes to diversify out of the equities markets and have their portfolio professionally managed, we can offer the professional expertise to assist. We are compensated on a management fee and commission fee basis.

Upon Completion of a successful Offering, we shall expand our operations into Florida, particularly Delray Beach, Florida on the east coast. Additionally, we intend to offer clearing services within our industry.

Currently, Mercer Capital is licensed as an Introducing Brokerage firm (IB) that works on a commission and management fee basis, only, and is required to use the services of a licensed Futures Commission Merchant (FCM) to clear our customers orders. Being licensed as a FCM will afford us the opportunity to provide additional services to our clients, and to increase our revenues. This business and office expansion will also require us to expand our internal staff and personnel

(B) Describe how these products or services will be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether a working prototype(s) is in existence. Indicate if completion of development of the product will require material amounts of resources of the Company, and the estimated amount. If the Company is or is not expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any existing major supply contracts.

We offer our clients a systematic trading strategy governed entirely by proprietary technical models for trading in U.S. and international commodity and financial futures.

Diversification is often central to our clients trading philosophy. This diversification is often achieved not necessarily by trading futures contracts for several commodities but rather by synthesizing models and patterns with good return/risk characteristics and whose entry and exit points are independent of one another. The models and patterns are diversified across time horizons, trading frequency, and, in the case of pattern recognition algorithms, the type of market environment in which they are designed to function. Our goal is to assist our clients with creating a balanced portfolio that will perform effectively in both trended and trading range markets.

Trading Plan

To assist our clients with their trading philosophy and to address market complexity, our clients often utilize our proprietary trading plans that specify both market direction and position size. Trading plans will consist of portfolios of continuous models and selective pattern recognition algorithms, each given a certain weighting. The models and patterns will derive from a basic model platform applied to four time dimensions - hourly, daily, weekly, and monthly - with profit taking points and stops built into each element and with each plan customized for the instrument traded. Our clients resulting portfolios have possible net position sizes ranging from 100% long to 100% short that are adjusted in increments.

Further, slowing down or speeding up the sensitivity of parameters within different time frames achieves diversity and customization. The trading plan may enable position sizes to be calibrated to the type of market being encountered in relation to the size of the account. Thus a trended market will tend to get all of the elements going in one direction and will suggest a full position size, while a whippy (when a market is headed one direction or priced for a while, then the index of choice reverses it), range-bound market will tend to suggest a small or neutral position. Trading plan will also include pattern recognition and counter-signal elements, thus adding both to the diversity of signal generation as well as the customization potential.

The foregoing trading principles, together with computer-assisted research into historical trading data and our experience, are factors upon which our clients may base their decisions about the percentage of managed assets to be used for each futures contract traded and the size of positions taken or maintained. From time to time, when appropriate, our clients may also decide to increase or decrease the size of a futures position, long or short. Such decisions require the exercise of judgment and may include considerations of the volatility of a particular market, the pattern of price movement (inter-day as well as intra-day), open interest, volume of trading, changes in spread relationships between various contract months and between related futures contracts, and overall portfolio balance and risk exposure.

Our clients' use our technical methods based on mathematical analysis of certain past market performance data. This kind of trading strategy does not take into account fundamental factors such as demand and supply or economic and political events, except insofar as such factors may have influenced the technical data constituting input information for the markets modeled. Thus, these technical methods may not respond to fundamental causative events until after the impact has ceased to influence the market. Additionally, positions in futures contracts dictated by our methodology may be incorrect in light of the fundamental factors then affecting the market.

A further limitation inherent in the trading approaches we offer our clients is the need for sufficient price movement which can be interpreted by the models as price trends sufficient to trigger an entry or exit decision. If there is not substantial price movement, or if a price movement is erratic or ill defined, the trading method may not identify a trend to which it can react. Or, alternatively, the system may react to a minor price movement in establishing a position contrary to the overall market trend. In the past there have been periods in the market when no futures contract has experienced a major price movement or when price movement has been erratic or ill defined, and such periods are likely to recur in the future.

The result of the trading plan approach we offer is that when markets trend, most of the individual models will have signals pointing in the same direction, and the trading plan's net position will be maximum or nearly maximum in the direction of the trend. When the signals of the individual models are in opposition, the trading plan will specify small position sizes, reducing risk in sideways markets.

Our Commodities Program uses a wide variety of futures, domestic and foreign, including but not limited to hard and soft commodities as well as some financials.

Our services are rendered through telephone and Internet solicitation. We are soliciting for our prospective customers.

(C) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within the industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial market strengths of the Company's competitors in the area in competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The securities industry has experienced substantial commission discounting by broker-dealers competing for brokerage business. In addition, an increasing number of specialized firms now offer "discount" services to individual customers. These firms generally effect transactions for their customers on an "execution only" basis without offering other services such as portfolio valuation, investment recommendations and research.

We encounter significant competition from full-commission and discount brokerage firms, as well as from financial institutions and other organizations many of which are significantly larger and better capitalized than us.

We believe we can effectively compete with these and other companies by offering our services with competitive prices. Also, we believe our proprietary trading plans are more efficient then those used by other companies in our field.

We offer our services to the general public. Currently, there are no trends of high or low seasons. Customers are located throughout North America (U.S. and Canada).

NOTE: Because the Disclosure Document focuses primarily on details concerning the Company rather than the industry, which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight into assessing the Company's prospects.

(D) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products and services are or will be marketed (such as advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We do all marketing via telephone, Internet and direct mail. A percentage of the monthly operating expenses is devoted to marketing on a per month basis.

Agents of the Issuer licensed with us will offer our Securities

(E) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

We have no order backlog.

Explain the reasons for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

None -- Not Applicable

(F) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have three (5) employees. One (1) President and Chief Executive Officer (Robert L. Flickinger); one (1) Executive Vice President (Kevin E. Chambers); and, one (1) Compliance Supervisor (Todd Viken). To properly support the marketing, sales, research, and support functions of the Company, the following additional personnel are needed:

Secretarial Staff:	3
Marketing/Sales	1
Customer Relations:	1
Administration	2
Sales	5

None of our employees are subject to collective bargaining agreements.

(G) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the costs of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We lease 2,800 sq. ft located in the Bank of America Financial Center for a term of five years ending in March of 2007 with an option to renew at a rate of $4,505.00 per month or $54,070 per year. We plan to lease additional facilities, similar in size and cost of our current location, in the East Coast, particularly Delray Beach, Florida, upon a fully subscribed offering.

(H) Describe the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including the use of any confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and the expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Our operations depend upon proprietary technical models. We do not have any license agreements. We did not spend a material amount of capital on R&D in our last fiscal year. We plan on spending approximately 10% of our revenues in research and development ("R&D") in this fiscal year.

(I) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Commodity exchanges provide centralized market facilities for trading in futures contracts relating to specified commodities. Among the principal exchanges in the United States are the Chicago Board of Trade; the Chicago Mercantile Exchange (including the International Monetary Market Division); and, the New York Mercantile Exchange, Inc. Among the principal foreign exchanges are the London Metals Exchange; Eurex (based in Frankfurt, Germany); and, the London International Financial Futures and Options Exchange. In the trading of forward contracts on foreign currencies with banks, the banks act as principals and may cover their net long or short positions by trading with other banks in the interbank market. Congress has enacted legislation regulating commodity trading, commodity exchanges, individual brokers who are members of such exchanges, and market professionals and commodity brokerage houses engaged in commodity trading. The controlling legislation, known as the Commodity Exchange Act, is designed to promote the orderly and systematic marketing of commodities and commodity futures contracts and to prevent fraud, speculative excess and price manipulation. The Commodity Futures Trading Commission Act of 1974 amended the Commodity Exchange Act by making numerous changes in the law relating to commodity futures contract trading and increasing the scope of governmental regulation thereof. Under the 1974 amendments to the Act, the CFTC is the governmental agency with responsibility for implementing the objectives of the Act and for the resulting commodity exchanges and commodity futures trading thereon.

In September 1981, the CFTC approved the application of NFA to become a registered futures association. NFA is a non-governmental, self-regulatory body for the futures industry. The objective of NFA is to implement a comprehensive regulatory program for the commodities industry, with special attention devoted to the uniform regulation of the retail activities of its members. NFA is generally responsible for the registration, on behalf of the CFTC, of futures commission merchants, floor brokers, introducing brokers, associated persons, commodity trading advisors and commodity pool operators. Pursuant to a provision of the Commodity Exchange Act permitting a registered futures association to require membership of CFTC registrants in one such association, the by-laws of NFA prohibit members of NFA from accepting futures orders from another person required to be registered by the CFTC (except a direct customer) unless such other person belongs to either NFA or another registered futures association. The pool's future commission merchants and the manager are members of NFA.

The Commodity Exchange Act provides that domestic commodity futures exchanges must be designated as "contract markets" by the CFTC. In addition, under the recently enacted Commodity Futures Modernization Act of 2000, new types of exchanges, electronic and otherwise, will be able to operate with limited or no regulatory oversight, although transactions on those exchanges will be subject to the anti-fraud provisions of the Commodity Exchange Act.

The Commodity Exchange Act is implemented by rules and regulations promulgated by the CFTC providing for, among other things: (i) the designation of contract markets; (ii) the monitoring of commodity exchange rules; (iii) speculative position limits; (iv) segregation of customers' funds; (v) minimum financial requirements; (vi) record-keeping and reporting requirements; and (vii) registration and periodic audits of commodity market professionals, including floor brokers, brokerage houses ("futures commission merchants"), introducing brokers, commodity trading advisors, commodity pool operators and their associated persons. In addition, the CFTC has administrative authority to: (i) hear and adjudicate customer complaints against all individuals and firms registered or subject to registration under the Act in "reparations proceedings"; (ii) seek injunctions and restraining orders; (iii) issue orders to cease and desist; (iv) initiate disciplinary proceedings; (v) revoke or suspend registrations; (vi) levy fines; and (vii) require exchange action in the event of market emergencies.

The Commodity Exchange Act makes unlawful any device, scheme or artifice to defraud any current or prospective client or participant in a commodity pool and prohibits any transaction, practice or course of business which operates as a fraud or deceit upon any current or prospective client or pool participant. The CFTC and NFA have extensive jurisdiction to regulate commodity trading advisors and commodity pool operators and have adopted a comprehensive scheme for the regulation of their activities. In accordance with the Commodity Exchange Act, the CPO is registered as a commodity trading advisor and commodity pool operator. Such registrations in no way implies that the CFTC or NFA has approved the qualifications of such entity to act as described in this Disclosure Document or the business activities engaged in by such entities. The CFTC requires registered commodity trading advisors and commodity pool operators to make filings with the CFTC setting forth their form of organization and the identity of their management and controlling persons. The Commodity Exchange Act authorizes the CFTC and NFA to require and review books, records and documents prepared by commodity trading advisors and commodity pool operators. The CFTC requires a commodity pool operator to keep accurate, current and orderly records with respect to each pool it operates. The Commodity Exchange Act authorizes the CFTC which, by order, has authorized NFA to deny, suspend or revoke the registration of commodity trading advisors or commodity pool operators if it finds that such persons' trading practices tend to disrupt orderly market conditions, that such person or any controlling person thereof has been subject to certain sanctions or is subject to an order denying such person trading privileges on any exchange, and in certain other circumstances. If the registration of the CPO was to be suspended or terminates, the pool would no longer be able to trade until a substitute manager could be duly elected and registered as a commodity pool operator and commodity-trading advisor.

Under currently effective CFTC rules, the CPO is obligated (i) to make specific disclosures to prospective investors, including disclosures concerning the risks involved in investing in the pool and concerning the past trading performance, if any, of the CPO and its principals; (ii) to segregate the pool's monies and assets in a separate account or accounts; (iii) to maintain certain books and records; and (iv) to render (a) monthly account statements and (b) an annual report to the members. Upon request by the CFTC, the names and addresses of the members in the pool would be required to be furnished to CFTC, along with copies of all transactions with, and reports and other communications to, the members.

The pool's brokers are subject to regulation by and registration with the CFTC as "futures commission merchants." The CFTC requires all futures commission merchants to (i) meet and maintain specified fitness and financial requirements; (ii) comply with certain trading requirements; (iii) account separately for all customers' funds and positions; (iv) maintain specified books and records on customer transactions; and (v) open them to inspection by any CFTC representative. Should the registration of the Clearing Broker as a futures commission merchant be suspended or terminated, the pool would no longer be able to maintain the CPO would retain its account with the Clearing Broker and a new clearing broker.

Customers are afforded certain rights to institute reparations proceedings under the Commodity Exchange Act. The CFTC has adopted rules implementing the reparation provisions of the Commodity Exchange Act which provide that any person may file a reparation claim with the CFTC for violation of the Commodity Exchange Act, or rules, regulations and orders promulgated thereunder, against a floor broker, a futures commission merchant and its associated persons, a commodity trading advisor, or a commodity pool operator. Customers are also afforded certain rights under the rules of NFA concerning arbitration of complaints or grievances against NFA members.

Commodity exchanges have promulgated rules and regulations to control and regulate their members, clearinghouses and the trading conducted on their floors. Examples of exchange regulations include establishment of initial and maintenance margins, speculative position limits, limits on daily price fluctuations, and contract specifications. Such rules and regulations relating to terms and conditions of contract of sale or to other trading requirements, other than the setting of margins, must be approved by the CFTC and, under certain circumstances, may be required by the CFTC to be amended or modified.

Most United States commodity exchanges limit by regulation the amount of fluctuation in commodity futures contract prices during a single trading day. These regulations specify what are referred to as "daily price fluctuation limits" or "daily limits." The daily limits establish the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of the trading session. Once the daily limit has been reached in a particular commodity, no trades may be made at a price beyond the limit. Positions in the commodity could then be taken or liquidated only if traders are willing to effect trades at or within the limit during the period for trading on such day. Because the "daily limit" rule only governs price movement for a particular trading day, it does not limit losses. In the past, futures prices have moved the daily limit for numerous consecutive trading days and thereby prevented prompt liquidation of futures positions on one side of the market, subjecting commodity futures traders holding such positions to substantial losses for those days.

The CFTC and domestic exchanges have established speculative position limits, often referred to as "position limits," on the maximum net long or net short position which any person, or group of persons acting in concert, may hold or control in any commodity futures contract. Speculative position limits are designed to prevent excessive speculation and attempted manipulation of a market. These limits are subject to certain exemptions, such as bona fide hedging transactions. The position limits currently established by the CFTC include those applicable to grains, soybeans, and cotton. In addition, domestic exchanges have established position limits with respect to other commodities traded on those exchanges. Certain New York exchanges set limits on the total net position that may be held by a clearing broker. Under the Act, the CFTC has jurisdiction to establish position limits with respect to all commodities traded on commodity futures exchanges located in the United States. The CFTC adopted a rule, which requires commodity exchanges to impose position limits on all commodities traded on the exchange (other than commodities subject to federally established speculative limits). All commodity accounts, including that of the pool, controlled by the CPO and its principals are combined for speculative position limit purposes. It is possible that the pool's account might be aggregated with other accounts that might hereafter be managed by the CPO for purposes of determining speculative position limits. If required or effected, such aggregation of commodity futures positions could adversely affect the operations and profitability of the pool.

The regulation of commodities and commodity futures transactions is a rapidly changing area of law and the various regulatory restrictions and requirements described above are subject to modification by Congressional action, changes in CFTC rules, and amendments to exchange regulations.

Margins are good faith deposits which must be deposited with a broker in order to initiate or maintain an open position in a commodity futures contract. When commodity futures contracts are traded, both buyer and seller are required to post margins with the brokers handling their trades as security for the performance of their buying and selling undertakings and to offset losses in their trades due to daily fluctuations in the markets. Minimum margins are set by commodity exchanges and generally range from less than 2% to 18% of the value of the commodity underlying the contract.

Because of these low margins, price fluctuations occurring in commodity futures markets may create profits and losses, which are greater than customary in other forms of investment or speculation.

(J) State the names of any of the subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if concluded but not consolidated, please explain.

Not applicable. We do not own any subsidiaries.

(K) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in the anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

We were formed on December 20, 1999. (A more complete explanation of these transactions can be found on Question 7(b). Since inception, there have not been any material events in our development. We do not have any pending or anticipated mergers, acquisitions, spin-offs, or recapitalizations. We have not undergone a stock split, stock dividend or recapitalization in the anticipation of this offering.

4. (A) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestone's which in the management's opinion must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

We were profitable during our last fiscal year.

B) State the probable consequences to the Company of delays in achieving the events or milestones within the above time schedule, and particularly the effect of delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs (See question Nos. 11 and 12)

None -- Not Applicable

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether the achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Net, after-tax earnings = $18,440.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share - $0.50		250.00
Net After-Tax Earnings Last Year Per Share - $0.002	=	(price/earnings multiple)

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and use any outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

None -- Not Applicable

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

None -- Not Applicable

NOTE: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

7. (A) What is the net tangible book value of the Company? (If deficit, show in parenthesis) For this purpose, net tangible book value means total assets exclusive of copyrights, patents, goodwill, research and development costs and intangible items) minus total liabilities.

Total Assets - Total Liabilities = Book Value

$168,894 - $2,042 = $166,852

Book value per share = Book Value/Shares Outstanding

$0.022 = $166,852 / 7,500,000

If net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price of the Common Stock offered hereunder has been arbitrarily determined by the Company and bears no relationship to the assets, book value, historical earnings or net worth of the Company. In determining the offering price, the Company considered such factors as the prospects, if any, for the goods and services within its industry, the previous experience of management, the technological developments related to the Company's products to date, the Company's historical and anticipated results of operations, the present financial resources of the Company and the likelihood of acceptance of this Offering.

(B) State the dates on which the Company sold or otherwise issued securities during the last twelve months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of those persons to the Company at the time of the sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration (Exclude bank debt).

Common Stock

Name of Beneficial Owner	Number of Shares	Date Issued	Consideration	% of Class – Pre-Offering	% of Class – Post-Offering[7]
Robert L. Flickinger II[1]	7,500,000	11/5/02	Cash	100	71
Total Issued and Outstanding	7,500,000			100	71

NOTES TO PRINCIPAL SHAREHOLDERS:

(1) Robert L. Flickinger II, President, Secretary and Treasurer of the Company, 2631 Oregon City Blvd., West Linn, OR 97068.
(2) Given a maximum offering of 3,020,000 shares.

8. (A) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less that the offering price. Also, assume exercise of any options, warrants or rights and conversion of any convertible securities offered in this offering.)

If the maximum offering is sold: 28.71%
If the minimum offering is sold: 6.25%

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(B) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered).

If the maximum offering is sold:	10,520,000 shares times $0.50 = 5,260,000
If the minimum offering is sold:	8,000,000 shares times $0.50 = 4,000,000

(For the above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

***These Values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and use any outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:**

None -- Not Applicable

***These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:**

None -- Not Applicable

NOTE: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

DILUTION

As of December 31, 2002, the Company had 7,500,000 Common Shares issued and outstanding. Dilution is the reduction of a purchaser's investment measured by the difference between the price of shares in this Offering and the net tangible book value at December 31, 2002, and the increase attributable to purchases by investors in this Offering. Net tangible book value per share represents the amount of the company's tangible assets in excess of its liabilities, divided by the number of shares outstanding.

The following table sets forth the dilution to be incurred by investors acquiring shares in this Offering.

	Minimum Offering	Maximum Offering
Book Value Per Share Before The Offering	$0.022	$0.022
Book Value Per Share After The Offering	$0.052	$0.159
Net Increase To Original Shareholders	$0.030	$0.137
Decrease In Investment To New Shareholders	$0.448	$0.341
Dilution To New Shareholders (%)	89.60%	68.20%

USE OF PROCEEDS

9. (A) The following table sets forth the use of proceeds from this offering:

	Minimum Offering	Maximum Offering
Office Space	75,000	750,000
Office Supplies	12,500	68,500
Advertising	22,500	125,000
Start-up Payroll	90,000	200,000
Offering Expenses	10,000	10,000
Legal	5,000	5,000
Research and Analysis	12,500	125,000
General Working Capital	37,500	226,500
Total Use of All Proceeds	250,000	1,510,000

Management wishes to point out that these are only cost estimates if cost overrun and unforeseen costs occur; such costs will likely have an adverse effect upon the Company's financial condition and pose additional risk for shareholders.

In the event that the Company has over estimated costs in any given area, such surplus would be added to working capital. No guarantees can be given that the Company will sell any of the Common Shares offered or that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management. If adequate funding cannot be obtained, investors stand the risk of losing their entire investment in this Offering.

***(B) If there is a minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

The minimum amount of proceeds that must be raised before the Company may use these proceeds is $250,000. This will be used to locate and set-up an office in Delray Beach, Florida.

NOTE: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries of similar payments, a potential investor should consider whether the remaining portion of his investment, which would be the part available for future development of the Company's business and operations, would be adequate.

10. *(A) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds of this offering, state the amounts and sources of such other funds, and whether these funds are firm or contingent. If contingent, explain.

None -- Not Applicable

***(B) If any major part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

None -- Not Applicable

***(C) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material costs of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the name of the person from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

None -- Not Applicable

***(D) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or moneys loaned or advanced, or otherwise, explain.**

None -- Not Applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of a note, loan, lease or other indebtedness or financing agreement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens, or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

(A) We are not having nor anticipate having within the next 12 months any cash flow or liquidity problems.

(B) We do not have any unsatisfied obligations.

12. Indicate whether the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Our management believes the minimum proceeds would provide us with a reasonable chance of surviving the next twelve months.

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CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalization or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Actual		Pro-Forma Min Offering		Pro-Forma Max Offering
Total Current Liabilities	$	2,042	$	2,042	$	2,042
Total Debt	**$**	**2,042**	**$**	**2,042**	**$**	**2,042**
Stockholders' Equity						
Common Stock	$	7,500	$	8,000	$	10,520
Additional paid-in capital	$	12,500	$	262,000	$	1,519,480
Retained Earnings	$	146,852	$	146,852		146,852
Total Stockholders' Equity	$	**166,852**	$	**416,852**	$	**1,676,852**
Total Capitalization	$	**168,894**	$	**418,894**	$	**1,678,894**

Number of Common Stock reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

None -- Not Applicable

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DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

Common Stock

15. These securities have:

		YES	NO
A.	Cumulative voting rights		No
B.	Other special voting rights		No
C.	Preemptive rights to purchase in new issues of shares		No
D.	Preference as to dividends or interest		No
E.	Preference upon liquidation		No
F.	Other special rights or preferences (specify)		No

16. Are these securities convertible?

None -- Not Applicable

17. (A) If securities are notes or other types of debt securities:

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe:

None -- Not Applicable

(2) What is the maturity date: ____/____/____
If serial maturity dates, describe:

None -- Not Applicable

(3) Is there a mandatory sinking fund? Describe:

None -- Not Applicable

(4) Is there a trust indenture?
Name, address and telephone number of the trustee:

None -- Not Applicable

(5) Are the securities callable or subject to redemption? Describe, including redemption prices:

None -- Not Applicable

(6) Are the securities collateralized by real or personal property? Describe:

None -- Not Applicable

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination:

None -- Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment and principal?

None -- Not Applicable

How much indebtedness is junior to the securities?

None -- Not Applicable

(B) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for the fiscal year. "Earnings" means pretax income from continuing operations plus fixed charge and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

None -- Not Applicable

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See questions Nos. 11 and 12. See also the Financial statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative:
Are securities callable? Explain:

None -- Not Applicable

Note: Attach to this offering circular copies of a summary of a charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

All holders of outstanding Common Stock are equal to each other with respect to voting, and dividend rights and are equal to each other with respect to liquidation rights. Special meetings of the stockholders may be called by the officers, directors or upon the request of a majority of the stockholders. In the event of our liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Stock, when offered and sold will be duly authorized, validly issued, fully paid and non-assessable. To the extent that our additional Common Stock are issued, the relative interests of the then existing stockholders may be diluted.

20. Current amount of assets available for payments or dividends (if deficit must be first made up, show deficit in parenthesis):

We have not paid any cash dividends on the Common Stock to date, and there are no plans for paying cash dividends on the Common Stock in the near future. Initial earnings that we may realize, if any, will be retained to finance our growth. Any future dividends, of which there can be no guarantee, will be directly dependent upon our earnings, our financial requirements and other factors.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Robert L. Flickinger II.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other compensation, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Robert L. Flickinger II is an officer and director of the Company.

Note: After reviewing the amount of compensation to its selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendations by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of the persons at the Company through which this offering is being made.

See response to question 21 above.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply.

None -- Not Applicable

26. (A) Name, address and telephone number of independent bank or savings and loan association or similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

None -- Not Applicable

(B) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

None -- Not Applicable

Will interest on proceeds during escrow period be paid to investors?

None -- Not Applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investments in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not paid any cash dividends on the Common Stock to date, and there are no plans for paying cash dividends on the Common Stock in the foreseeable future. Initial earnings that we may realize, if any, will be retained to finance our growth. Any future dividends, of which there can be no guarantee, will be directly dependent upon our earnings, our financial requirements and other factors.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Title**

CHIEF EXECUTIVE OFFICER	AGE	TITLE	ADDRESS & TELEPHONE #
Robert L. Flickinger II	34	President, Secretary, Treasurer	2631 Oregon City Blvd West Linn, OR 97068 (503) 723-6066

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Robert L Flickinger II, President, Secretary and Treasurer - has worked in the Insurance and commodities industry for the last seven years in various capacities including broker, management, treasurer, director, president and owner. In 1995 Mr. Flickinger was first licensed and contracted to provide benefits to small companies and their employees for United Insurance Companies Inc., (UICI) a publicly traded company with offices throughout the U.S. In 1997, R.J. FITZGERALD AND CO. and American Financial Trading Co first licensed Mr. Flickinger in the commodities industry where he was employed. In 1998 Mr. Flickinger became Treasurer and Director For Currency Brokers Vancouver B.C. a privately held trading company with offices in Sydney-Australia, Hong Kong, Vancouver -British Colombia and the U.S. In June of 2000 Mercer Capital Inc was formed with Mr. Flickinger as president, secretary, treasurer and director.

Also a director of the Company: YES -- Chairman of the Board

Indicate amount of time to be spent on Company matters if less than full time:
10-20 hours a week.

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30.

EXECUTIVE VICE PRESIDENT	AGE	TITLE	ADDRESS & TELEPHONE #
Kevin E. Chambers	29	Executive Vice President	720 Edenville Dr. Clearwater, FL 33765 (561) 239-4783

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Kevin E Chambers, Executive Vice President - has worked in various capacities in the insurance industry for the last six years. Mr. Chambers was first licensed and contracted to provide benefits to small companies in 1996 for United Insurance Companies (UICI). Mr. Chambers has continued to work in the employee benefits sector of the insurance industry for the last five years with extensive management experience throughout his tenure.

Mr. Chambers has ten years business experience with in marketing and finance, personnel recruiting, and sales administration. He is knowledgeable of office procedure, third- party administration, Sales/revenue, site analysis, brochures, payroll slots, training, and consultant coordinating.

From April 1999 to December 2002 Mr. Chambers was the Sr. case administrator for Whittington Benefit Services, Inc. He was in charge of the development of the enrollment department. Mr. Chambers put together a department that handles all pf the enrollment needs of local and national brokers. The activities of the department included a number of administrative duties, as well as non administrative such as but not limited to: a) developing enrolling programs that allow benefits to be enrolled paperless and downloaded to each carrier; b) recruiting teams of enrollers nationwide; c) Company relations between client and broker; and d) office staffing and management.

From February 1996 to April 1999 Mr. Chambers worked as the account manager for Security Marketing Group, Inc. As the Company's liaison, Mr. Chambers directed all matters for proper resolution. His responsibilities included tasks as scheduling client sites, supplying the consultant with proper materials, conducting on-site evaluation of all enrollment and evaluating all the applicants at the end of each day.

Also a director of the Company: Yes

Indicate amount of time to be spent on Company matters if less than full time:
10-20 hours a week.

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31. **Other Key Personnel:**

COMPLIANCE SUPERVISOR	AGE	TITLE	ADDRESS & TELEPHONE #
Todd Viken	38	Compliance Supervisor	12089 S.W. Cambden Beaverton, OR 97008 (503) 643-2345

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Todd Viken, Compliance Supervisor – has twelve years customer service and customer relations experience. Responsibilities that include ensuring customer satisfaction to problem solving in a variety of issues ranging from services provided to client complaints, hiring and training of new employees ensuring all requirements are met in the allotted time including but not limited to licensing, payroll, compliance with local laws and taxes.

From August 2002 to December 2002 Mr. Viken was a Filed Representative for AT&T Broadband. As the Field Operations Technician, he was responsible for local and regional servicing of accounts, including billing and equipment testing.

From April 1999 to August 2002 Mr. Viken was a Field Representative for T.C.I. Cablevision. As the coordinator, Mr. Viken was responsible for service to regional clients including billing and equipment. Duties also performed ranged from solving technical malfunctions to service problems.

From June 1992 to February 1998 Mr. Viken was an Area Supervisor for K.W. Adventures. He personally oversaw the daily, operations of land and sea tours leaving out of South Florida. Coordinated time and locations of tour packages along with ensuring all requirements were met as far as payment, applicable taxes and special needs.

DIRECTORS OF THE COMPANY

32. **Number of Directors:** Five (5)

If directors are not elected annually, or elected under a voting trust or other arrangement, explain:

The Company's directors are elected annually.

34. **Information concerning outside or other directors (i.e. those not described above):**

The Company has two independent Directors. Their information is listed below.

Independent Director	TITLE	ADDRESS & TELEPHONE #
Sherry Dawn Nichols	Director	27634 Redwood Way Castaic, California 91384 (661) 702-9891

Mrs. Nichols is currently employed and has worked in the customer service sector of the retail industry for the last ten years. Mrs. Nichols is currently employed by Best Buy, Inc. as a regional representative in charge of overall store operations for several Best Buy stores in the greater Los Angeles area.

Independent Director	TITLE	ADDRESS & TELEPHONE #
Gloria Diane Harrell	Director	13220 110th Ave. Seminole, Florida 33774 (727) 517-0784

Ms. Harrell is employed as a medical professional and has worked in the medical field for the last thirty years. Ms. Harrell is currently licensed as an R.N. with a bachelor's degree in science and many certifications within the medical industry.

33. (A) Have any Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? Explain:

Yes. As stated in Mr. Flickinger's bio above, he has worked in the Insurance and commodities industry for the last seven years in various capacities including broker, management, treasurer, director, president and owner.

(B) If any of the Officers, Directors, or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None -- Not Applicable

(C) If the Company has ever conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe circumstances, including relevant dates.

None -- Not Applicable

(D) If any of the Company's key personnel are not employees, but are consultants or independent contractors, state the details of their engagement by the Company.

None -- Not Applicable

(E) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.

We do not have any key man insurance. However, once in full operations we have plans to acquire this insurance for all our officers and directors

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by the court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which such person was an executive officer at or within the past five years, set forth below the names of such persons, and the nature and date of such action.

None -- Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factor in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Indicate separately all common stock issuable under conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of such consideration.

Common Stock

Name[1,2,3]	Average Price per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Robert Flickinger	$0.001	7,500,000	100.00	7,500,000	71.3

1. Office Street Address – Bank of America Financial Center, 121 S.W. Morrison St., Ste. 825
2. Telephone No. – (503) 241-1148
3. Principal Occupation – President, Secretary and Treasurer & Executive Vice-President.

38. **Number of shares beneficially owned by Officers and Directors as a group.**

Common Stock

Name	Average Price per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Robert Flickinger	$0.001	7,500,000	100.00	7,500,000	71.3

(Assumes all options exercised and all convertible securities converted)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (A) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe:

None -- Not Applicable

(B) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or entity controlled directly or indirectly by any such person) within the last two years, or proposes to do so within the future, explain. (This includes sales or leases of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

None -- Not Applicable.

(C) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None -- Not Applicable.

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40. (A) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
President	$73,000	
Executive Vice President	$0	
Key Personnel	$0	
Others		
Todd Viken	$24,000	
Total	$97,000	
Directors as a group (Number of persons - 3)	$97,000	

(B) If remuneration is expected to change or has been unpaid in prior years, explain:

(C) If any employment agreements exist or are contemplated, describe:

None -- Not Applicable

41. (A) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: _________ shares (____% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for the securities.

None -- Not Applicable

(B) Number of Common Stock subject to issuance under the existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

None -- Not Applicable

(C) Describe the extent to which the future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Any future stock purchase agreements, stock options, warrants or rights must be approved by a majority vote of the shareholders and approved by the Board of Directors.

42. If the business is highly dependent on the services of key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

The Company is highly dependent upon the services of Robert L. Flickinger II and Kevin E. Chambers. The Company does not have any covenants not to compete between the Company and any key person.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the name of the principal parties, the nature and current status of the matters, and the amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

The Company does not have any legal liabilities, past or present that could cause harm to the Company and its shareholders in the future.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

None -- Not Applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Section 145 of Delaware law authorizes a Delaware corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers or directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. In general, this provision provides for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Delaware's "Combination with Interested Stockholders Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statue prevents an "interested stockholder" and an applicable Delaware corporation from entering into a "combination," unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: (i) 15% or more of the outstanding voting stock of the corporation; or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term "interested stockholder" shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in item (A) of this paragraph by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (9) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

The Interested Stockholders Statue does not apply if:

(1) The corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section;

(2) The corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of February 2, 1988, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors;

(3) The corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section; provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the 3 categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who

became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) The corporation does not have a class of voting stock that is: (i) Listed on a national securities exchange; (ii) authorized for quotation on The NASDAQ Stock Market; or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

(5) A stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the 3-year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

(6) The business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the 2nd sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation's board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to § 251(f) of this title, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days' notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the 2nd sentence of this paragraph; or

(7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any of paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation's certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular of Form 1-A.

We have not prepared audited financials for any purpose. The Company has prepared unaudited financials. In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. All such adjustments are of a normal recurring nature.

MERCER CAPITAL, INC.

Unaudited Financial Statements

Balance Sheets
as of December 31, 2002 and 2001

and

Statements of Operations,
Changes in Stockholders' Equity, and
Cash Flows
for the years ended December 31, 2002 and 2001

TABLE OF CONTENTS

Mercer Capital, Inc.
Unaudited Balance Sheets

Assets	December 31, 2002		December 31, 2001	
Current assets:				
Cash and equivalents	$	100,233	$	86,227
Deposit – office space		16,166		16,166
Accounts receivable – related party		10,006		10,006
Investments available for sale		10,974		10,974
Total current assets		137,379		123,373
Fixed assets, net		31,515		27,263
Total assets	$	168,894	$	150,636
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	2,042	$	1,098
Payroll liabilities		-		1,126
Total current liabilities		2,042		2,224
Long-term liabilities:				
Note payable – related party		-		18,500
Total long-term liabilities		-		18,500
Stockholders' equity:				
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding		-		-
Common stock, $0.001 par value, 20,000,000 shares authorized, 7,500,000 and 1,500 shares issued and outstanding as of 12/31/02 and 12/31/01, respectively		7,500		2
Additional paid-in capital		12,500		1,498
Gain accumulated during development stage		146,852		128,412
		166,852		129,912
	$	168,894	$	150,636

The accompanying notes are an integral part of these financial statements.

Mercer Capital, Inc.
Unaudited Statements of Operations

	For the year ended December 31, 2002	2001
Revenue	$ 447,343	$ 449,052
Cost of sales	245,208	189,714
Gross profit	202,135	259,338
Expenses:		
General & administrative expenses	179,735	165,017
Depreciation & amortization	1,071	3,355
Total expenses	180,806	168,372
Other income (expense):		
Gain from sale of investments	97	-
Interest income	3	34
(Other expenses)	(2,989)	(4,796)
	(2,889)	(4,762)
Net income	$ 18,440	$ 86,204
Weighted average number of common shares outstanding – basic & fully diluted	1,251,250	1,500
Net income per share – basic & fully diluted	$ 0.01	$ 57.47

The accompanying notes are an integral part of these financial statements.

Mercer Capital, Inc.
Unaudited Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Gain Accumulated During Development Stage	Total Stockholders' Equity
	Shares	Amount			
Net income For the year ended December 31, 2001				86,204	86,204
Balance, December 31, 2001	1,500	2	1,498	128,412	129,912
November 2002 Issued to cancel note payable – related party	7,498,500	7,498	11,002	0	18,500
Net income For the year ended December 31, 2002				18,440	18,440
Balance, December 31, 2002	7,500,000 $	7,500 $	12,500 $	146,852 $	166,852

The accompanying notes are an integral part of these financial statements.

Mercer Capital, Inc.
Unaudited Statements of Cash Flows

	For the year ended December 31, 2002	2001
Cash flows from operating activities		
Net income	$ 18,440	$ 86,204
Depreciation & amortization	1,071	3,355
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
(Decrease) in liabilities	(1,071)	(3,388)
Increase in due to shareholder	182	1,039
Net cash provided by operating activities	18,622	87,210
Cash flows from investing activities		
Purchase of fixed assets	(4,616)	(27,263)
Net cash (used) by investing activities	(4,616)	(27,263)
Cash flows from financing activities		
(Decrease) in note payable – related party	(18,500)	-
Common stock issued to retire note payable	18,500	-
Net cash provided by financing activities	-	-
Net increase in cash	14,006	59,947
Cash - beginning	86,227	26,280
Cash - ending	$ 100,233	$ 86,227
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ 9,456	$ 3,786
Non-cash transactions:		
Shares issued to retire note payable	$ 18,500	$ -
Number of shares issued for note payable	7,498,500	-

The accompanying notes are an integral part of these financial statements.

Mercer Capital, Inc.
Notes to Unaudited Financial Statements

Note 1 – History and organization of the company

The Company was organized December 20, 1999 (Date of Inception) under the laws of the State of Delaware, as Mercer Capital, Inc. to provide retail brokerage services. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 – Accounting policies and procedures

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2002.

Fixed Assets
Property and equipment are recorded at historical cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Computer and office equipment 5 years

Investments available for sale

The Company has classified its marketable equity securities holdings as available-for-sale. Trading securities and financial derivative instruments that do not qualify for hedge accounting are bought and held principally for the purpose of selling them in the near term and are carried at the purchase price. Realized gains and losses on securities classified as available for sale are included in gain on sales of securities and are derived using the specific identification cost method. Realized and unrealized gains and losses on securities classified as trading and held by Dempsey are included in other brokerage related revenues and are derived using the specific identification cost method.

Available-for-sale securities consist of mortgage-backed securities, asset-backed securities, corporate bonds, municipal bonds, publicly-traded equity securities, U.S. Government agency obligations, commercial paper and money market funds. Securities classified as available-for-sale are carried at estimated fair value, with the unrealized gains and losses reflected as a component of accumulated other comprehensive income, net of tax. Fair value is based on quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics and other information. Realized and unrealized gains or losses on available-for-sale securities except for publicly-traded equity securities are computed using the specific identification cost method. Amortization or accretion of premiums and discounts are recognized in interest income using the interest method over the expected life of the security. Realized and unrealized gains or losses on publicly-traded equity securities are computed using the average cost method. Realized gains and losses and declines in fair value judged to be other-than-temporary are included in gain on sales of loans held-for-sale and securities, net for the Company's banking operations; other amounts are included in non-operating income (expense). Interest earned is included in banking interest income for banking operations or corporate interest income for corporate investments.

The Company reviews all significant securities for other-than-temporary impairment at each balance sheet date. For equity securities, the Company recognizes such declines when the market value of a company's stock remains below the Company's cost for a period of six months, unless recognized sooner based on other indicators. The Company conducts a detailed credit review of any debt, mortgage-backed or asset-backed security with potential for other-than-temporary impairment. In addition, the Company reviews any security in which publicity available information indicates a significant credit concern with the issuer.

Note 2 – Accounting policies and procedures (continued)

Impairment of interest-only securities are recognized when the security's fair value is less than its amortized cost and if the current present value of estimated cash flows have decreased since the last periodic estimate. The Company assesses interest-only securities for impairment at each balance sheet date. The Company estimates the future cash flows and obtains and independent fair value for each interest-only security classified as available-for-sale. In accordance with the Consensus of the Emerging Issues Task Force 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,* the Company performs a two-step test to determine if other-than-temporary impairment has occurred. If the interest-only security fails both tests, other-than-temporary impairment has occurred and the Company writes the security down to fair value through the income statement.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable or are impaired. The Company does not perform a periodic evaluation of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which as asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company measures fair value based on quoted market prices or based on discounted estimates of future cash flows. Long-lived assets to be disposed of are carried at fair value less costs to sell. No such impairments have been identified by management at December 31, 2002 and 2001.

Revenue recognition
Commission income earned through retail brokerage operations is recognized when earned.

Cost of Sales
Cost of sales consists of the commissions paid as the result of the sale or purchase of stock on behalf of a client.

Earnings per share
The Company follows Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic earning per share is computed by dividing the net loss by the weighted average number of common shares outstanding available to common stockholders during the period. The weighted average number of common shares outstanding was 1,251,250 and 1,500 for the years ended December 31, 2002 and 2001, respectively. The computation for loss per common share, assuming dilution, for the years ended December 31, 2002 and 2001, was antidilutive, and therefore is not included.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Accounting policies and procedures (continued)

Fair value of financial instruments
Financial instruments owned, including principal investments, are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the condensed statements of earnings. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. The Company's valuation models consider, among other inputs, contractual and market prices, yield curves, credits, volatility factors, prepayment rates and/or correlation of the underlying positions. Downward adjustments are made if management determines that realizable value is less than the carrying value.

Income Taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current and non-current depending on the periods in which the temporary differences are expected to reverse.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method for accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the Company's financial position or results of operations.

Mercer Capital, Inc.
Notes to Unaudited Financial Statements

Note 2 – Accounting policies and procedures (continued)

Recent pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard will not have a significant

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, 'Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Year-end

The Company has adopted December 31 as its fiscal year end.

Note 3 – Fixed assets

During the years ended December 31, 2002 and 2001, the Company purchased furniture and equipment in the amount of $4,616 and $27,263, respectively and recorded depreciation expense in the amount of $1,071 and $3,355, respectively.

Mercer Capital, Inc.
Notes to Unaudited Financial Statements

Note 4 – Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Note 5 – Stockholders' equity

The Company is authorized to issue 5,000,000 shares of its $0.001 par value preferred stock and 20,000,000 shares of its $0.001 par value common stock.

Each stockholder of its $0.001 par value common stock has the following rights and privileges:

- Equal rights to dividends from funds legally available, ratably, when as and if declared by our board of directors (BOD).
- Entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs.
- Entitled to vote one per share of common stock on all matters that stockholders may vote and at all meetings of shareholders.
- The shares owned by the stockholder are fully paid and non-assessable.
- There is no cumulative voting rights for the election of directors.

During December 1999, the Company issued 1,500 shares of its $0.001 par value common stock to an officer and director in exchange for cash in the amount of $1,500.

During November 2002, the Company issued 7,498,500 shares of its $0.001 par value common stock to cancel a note payable to an officer and director of the Company in the amount of $18,500.

There have been no other issuances of common stock or preferred stock.

Note 6 – Related party transactions

During December 1999, the Company issued 1,500 shares of its $0.001 par value common stock to an officer and director in exchange for cash in the amount of $1,500.

In December 1999, a shareholder, officer and director of the Company loaned the Company with $18,500 in cash, which was considered to be a note payable bearing zero interest and due on demand. During November 2002, the Company issued 7,498,500 shares of its $0.001 par value common stock to cancel this note payable in full.

Note 7 – Subsequent Events

During January 2003, the Company issued 1,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for services in the amount of $1,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial s statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

None -- Not Applicable

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next twelve months, and give a rough estimate of the probable extent of the impact, if possible.

We do not have any trends from our historical operating results. There are no significant changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for the next year of operator? Approximately _____%. If it is expected to change, explain. Also, if reasonable current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

None -- Not Applicable

[Balance of this page intentionally left blank.]

50. Foreign sales as a percent of total sales for the last fiscal year: _____%. Domestic government sales as a percent of total domestic sales for last fiscal year: _____%. Explain the nature of these sales, including any anticipated change.

None -- Not Applicable

SIGNATURES

A majority of the Directors of the Company hereby sign this Offering Circular on behalf of the Company and by so doing hereby certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Offering Circular, the Chief Executive and Corporate Secretary agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Offering Circular, or any other material contract or lease (including stock options and employee benefit plans), except any proprietary or confidential portions thereof, and a set of the exhibits to this Offering Circular, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

Corporate Directors/Officers:



Robert L. Flickinger II, President and Director

May 5, 2003



Kevin E. Chambers, Executive VP and Director

May 5, 2003

MERCER CAPITAL INC

EXHIBIT A

ARTICLES

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/03/2002
020740814 - 3141054

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT *of*
CERTIFICATE of INCORPORATION

First: That at a meeting of the Board of Directors of Mercer Capital Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

"The Total number of shares of stock, which this corporation is authorized to issue is: Twenty million (20,000,000) common shares with $0.001 par value and Five million (5,000,000) preferred shares with $0.001 par value."

Second: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

BY: ______________________
(Authorized Officer)

NAME: Robert Flickinger
(Type or Print)

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 12/20/1999
991548602 - 3141054

CERTIFICATE OF INCORPORATION

OF

MERCER CAPITAL INC.

FIRST. The name of this corporation shall be:

MERCER CAPITAL INC.

SECOND. Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is THE COMPANY CORPORATION.

THIRD. The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Thousand Five Hundred (1,500) shares without par value.

FIFTH. The name and mailing address of the incorporator is as follows:

Neysa Webb
The Company Corporation
1013 Centre Road
Wilmington, DE 19805

SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this twentieth day of December, A.D. 1999.



Neysa Webb
Incorporator

MERCER CAPITAL INC

EXHIBIT B

BY-LAWS

BYLAWS

OF

(a Delaware corporation)

Mercer Capital Inc.

ARTICLE I

STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairperson or Vice-Chairperson of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

2. UNCERTIFICATED SHARES. Subject to any conditions imposed by the General Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any

uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

3. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

4. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and

which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

7. STOCKHOLDER MEETINGS.

- TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

- CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

- NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at such stockholder's record address or at such other address which such stockholder may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States Mail. If a meeting is adjourned to another time, not more than thirty days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by such stockholder before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

- STOCKHOLDER LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairperson to be chosen by the stockholders. The Secretary of the corporation, or in such Secretary's absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairperson of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION. Every stockholder may authorize another person or persons to act for such stockholder by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by such stockholder's attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

- INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector's ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors. Except as may otherwise be required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

- QUORUM. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

- VOTING. Each share of stock shall entitle the holder thereof to one vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

8. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as any provision of the General Corporation Law may otherwise require, any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

ARTICLE II

DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of

Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be . The number of directors may be increased or decreased by action of the stockholders or of the directors.

3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by such director or member before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

- QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

- CHAIRPERSON OF THE MEETING. The Chairperson of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairperson of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

6. COMMITTEES. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any power or authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

7. WRITTEN ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

ARTICLE III

OFFICERS

The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairperson of the Board, a Vice-Chairperson of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chairperson or Vice-Chairperson of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor shall have been chosen and qualified.

All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to such Secretary or Assistant Secretary. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV

CORPORATE SEAL

The corporate seal shall be in such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VI

CONTROL OVER BYLAWS

Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of Mercer Capital Inc, a Delaware corporation, as in effect on the date hereof.

Dated: 12-22-1999



Secretary of



(SEAL)

MERCER CAPITAL INC

EXHIBIT C

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT – Mercer Capital, Inc.

1. INVESTMENT:

(a) The undersigned subscribes for ____________ Shares of Common Stock of *Mercer Capital, Inc.*, at $0.50 per share.

(b) Total subscription price ($0.50 times number of Shares): = $ ____________________________.

Signatures: Executed this ______ day of ____________________, 2003 at ________________, ________________.
City State

X____________________________________ X____________________________________
Signature (investor or authorized signature) Signature (investor or authorized signature)

2. INVESTOR INFORMATION:

Name (type or print)	Social Sec. No.	Address
Name (type or print)	Social Sec. No.	Address

Mailing Address (if different from above): ____
Street City State Zip

Business Phone: ( ) ______________________ Home Phone: ( ) ______________________

3. TYPE OF OWNERSHIP: (You must check one box)

1. [ ] Individual
2. [ ] Tenants in Common
3. [ ] Community Property
4. [ ] Partnership
5. [ ] Trust
6. [ ] Joint Tenants with rights of Survivorship
7. [ ] Custodian for ______________________________
8. [ ] Uniform Gifts to Minors Act of the State of ____________________
9. [ ] Corporation
10. [ ] Other (explain)______________________________

4. RECEIPT OF DISCLOSURE DOCUMENT:

By executing this subscription agreement, the undersigned acknowledges receipt of a current Disclosure Document, as supplemented to the date of this Subscription Agreement, in which the terms and conditions of the offering of common stock and the risks associated therewith are described.

5. TERMINATION OF THE OFFERING:

The undersigned understands that the Company may terminate the offering at any time and for any reason. If the offering is so terminated, and the Company, and/or the Escrow Agent, is holding subscriptions that have not been accepted by an authorized representative of the Company, together with the un-accepted subscription agreements, then in that event the subscriptions so held shall be returned with any interest earned thereon.

6. REPRESENTATION AND WARRANTS:

By executing this subscription agreement, the undersigned represents and warrants to the Company that:

(a) Subscriber is buying the common stock for Subscriber's own account or is buying for the account or benefit of a member or members of Subscriber's immediate family or in a fiduciary capacity for the account of another person or entity and is not purchasing as an agent for another. Furthermore, if Subscriber is purchasing for the account of another person or entity, Subscriber has full authority to execute this Subscription Agreement in such capacity and on behalf of such person or entity.

(b) Subscriber is 18 years of age or over (You must check box) [ ] Yes [ ] No

(c) Subscriber has received and read the Prospectus dated: <u>May 6, 2003</u>.

(d) Subscriber can afford the entire loss of the purchase price hereto should there be such a loss.

7. ACCEPTANCE OF SUBSCRIPTION:

The undersigned hereby confirms Subscriber's understanding that the Company has the full right to accept or reject this subscription, providing that the Company must accept or reject the subscription within thirty (30) days after it is received by the Company. In case of rejection of a subscription, contributions of such persons will promptly be returned to such persons without interest thereon.

Please make a copy of your completed Subscription Agreement for yourself after signing. X____
Subscriber's Signature

Dated this ________ day of ________________, 2003.

MAKE CHECK PAYABLE TO: Mercer Capital, Inc.

SEND SUBSCRIPTION AGREEMENT AND CHECK TO:
<u>PLEASE DO NOT STAPLE CHECK TO THE AGREEMENT</u>

Mercer Capital, Inc.
121 S.W. Morrison St., Ste. 825
Portland, OR 97204

Accepted for the Company this _________ day of __________, 2003. By: ______Title:____________________________

MERCER CAPITAL INC

EXHIBIT D

PROMOTIONAL SHARE LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

I, Robert Flickinger and I Kevin Chambers, in connection with the offering and sale of shares of Common Stock ("Common Stock"), of Mercer Capital, Inc. (the "Company") do hereby agree that prior to the expiration of three hundred and sixty-five (365) days from the Effective Date (as defined in the Regulation A Offering) neither of us nor any entity controlled by us will sell, contract to sell or make any other disposition of, or grant any purchase option for the sale of, any shares of Common Stock, directly or indirectly, whether or not we disclaim beneficial ownership of such shares of Common Stock, except for bona fide gifts, without first obtaining the prior written consent of the Company.

IN WITNESS WHEREOF, We have signed this Certificate as of the 11 day of March, 2003.

Individuals

By: 
Robert Flickinger

By: 
Kevin Chambers

Acknowledged and accepted:

Mercer Capital, Inc.

By: 
Robert Flickinger, President